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Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel 212 701 5322 fax derek.dostal@davispolk.com

January 6, 2021

Re:	Primavera Capital Acquisition Corp. Draft Registration Statement on Form S-1 Confidentially Submitted November 16, 2020 CIK No. 0001818787 CONFIDENTIAL

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Gabor and Mr. McCann:

On behalf of our client, Primavera Capital Acquisition Corporation, Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated December 1, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted to the Commission on November 16, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Ruairi Regan Maryse Mills-Apenteng Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission	2	January 6, 2021

Draft Registration Statement on Form S-1

General

Please describe clearly the terms of issuance of the 2,000,000 shares in September 2020 including to whom they were issued and any conditions relating to their issuance, such as being in contemplation of one or more forward purchase agreements or backstop arrangements. Also, clarify your statement that these securities "will be forfeited in connection with the closing of this offering to the extent we do not do so." Revise the disclosure throughout your prospectus to reflect this issuance, as applicable. If your founder shares would represent more than 20% of the outstanding shares after this offering please state that clearly. We may have further comment.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the 2,000,000 founder shares were issued to Primavera Capital Acquisition LLC (the “Sponsor”) in contemplation of forward purchase agreements by and between Aspex Master Fund, a Hong Kong based investor management fund (“Aspex”) and the Company, and Sky Venture Partners L.P., a Chinese investor management group (“Sky Venture” and, together with Aspex, the “anchor investors”) and the Company. The Sponsor transferred 1,000,000 founder shares to each anchor investor in connection with the signing of the relevant forward purchase agreement. With regards to the statement that these securities “will be forfeited in connection with the closing of this offering to the extent we do not do so”, the Company has revised the disclosure on page 14 of the Registration Statement to clarify that if an anchor investor fails to close on its obligation to purchase forward purchase securities at the time of the initial business combination, (i) such anchor investor will be contractually required to forfeit any and all founder shares transferred to it and (ii) the Sponsor will be obligated to forfeit an aggregate amount of such incremental founder shares as is necessary to maintain 20% ownership of outstanding shares after this offering. We have also revised the disclosure on the cover page and pages 14, 16, 44, 48, 72, 73, 113, 116, 118, 121, 128, F-12 and F-16 to clarify that current calculations for the Sponsor’s post-offering 20% ownership are based on a total outstanding number of shares that includes the shares to be purchased in connection with the forward purchase agreement.

Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel), (212) 701-5322 (fax) or derek.dostal@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Derek Dostal

Derek Dostal

cc:

Tong Chen, Chief Executive Officer of the Company

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP